Exhibit 1.01

Superior Energy Services, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

This is the Conflict Minerals Report of Superior Energy Services, Inc. (the “Company”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with Rule 13p-1, the Company undertook due diligence to determine whether any of the conflict minerals used in manufacturing certain Company products in 2014 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). These products are generally used in drilling and other oilfield services applications.

In conducting its due diligence, the Company applied guidance from the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (Second Edition, OECD 2013) and the related supplements on Tin, Tantalum, Tungsten and Gold (collectively, the “OECD Framework”), an internationally recognized due diligence framework. The Company has determined in good faith that based on the Company’s due diligence to date, the Company does not have sufficient information to determine the country of origin of the conflict minerals contained in certain Company products, or to confirm whether such conflict minerals were from recycled or scrap sources. The Company reached this conclusion because it has been unable to determine the origin of all of the conflict minerals used in its pressure control tools, including certain mills, back pressure valves and cutting bits. This was due to a lack of information available from some of its suppliers regarding the origin of the conflict minerals they used.

The Company’s due diligence measures were based on both internal and external initiatives to identify products manufactured by the Company which may contain conflict minerals and to determine the source of such conflict minerals. As a provider of a wide variety of services and products to the energy industry relating to the exploration, development and production of oil and natural gas, the Company is several levels removed from the actual mining, smelting and refining of the conflict minerals. Furthermore, the Company does not buy raw ore or unrefined conflict minerals, or make purchases from the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of any conflict minerals supplied by such suppliers.

The Company has actively engaged in performing a comprehensive analysis of its business units and their respective products, and the role that suppliers play in manufacturing such products. The Company has taken the following steps to identify and assess risk in its supply chain:

1.	The Company assembled a team to define the scope of its supply chain due diligence process by identifying all of the Company’s business units who manufacture or contract to manufacture products.

2.	The Company then distributed internal questionnaires to each business unit identified in step 1 above and instructed them to gather and report information regarding (i) the use of conflict minerals within the products manufactured or contracted to be manufactured by each business unit during calendar year 2014, and (ii) whether such conflict minerals are necessary to the functionality or production of such products.

3.	Based on the responses received, the Company worked with each of the relevant business units to identify all suppliers who supply products containing conflict minerals.

The Company then conducted a Reasonable Country of Origin Inquiry (“RCOI”) for those seventy-six (76) suppliers who were identified in the initial supply chain risk assessment described above to establish the origin of the conflict minerals used in such suppliers’ products. The Company was able to establish communication with all seventy-six (76) suppliers originally identified, and requested that each supplier complete and return the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template in order to identify the origin of any conflict minerals included in the products provided to the Company. The Company reviewed each response received and directed business units to follow up with suppliers who failed to respond or provided incomplete responses. The Company received responses from a total of sixty-eight (68) suppliers, equating to approximately 89% of the suppliers initially identified. Eleven (11) of the responses received were references to online statements summarizing the suppliers’ policies relating to conflict minerals. Twenty-three (23) of the responses received were completed, or partially completed, CFSI Conflict Minerals Reporting Templates. Fourteen (14) of the responses received were written statements describing the suppliers’ position with regard to the use of conflict minerals. Twenty (20) of the responses received were communicated verbally and then documented by the Company.

The Company relies on the suppliers’ responses to provide the Company with information about the source of conflict minerals contained in the products supplied by these suppliers to the Company. However, the majority of the responses provided by the suppliers indicated that they had not finished the due diligence on their supply chains and therefore could not provide all of the information requested, including providing information on the smelters used to supply the products identified as containing conflict minerals.

Despite having conducted a good faith RCOI, the Company has been unable to determine the origin of all of the conflict minerals contained in its products. The Company has determined that certain of its bottom hole tools, including stabilizers, collars, hole openers, and carbide packers, and plunger lift equipment, contain conflict minerals which are not sourced from the Covered Countries, and that certain pressure control tools, including mills, back pressure valves and cutting bits, contain conflict minerals whose country of origin cannot be determined. The Company makes this determination due to a lack of information available from its suppliers regarding the origin of these conflict minerals.

The Company is not required to obtain an independent private sector audit for this report.

The activities described above mitigated the risk that the Company’s conflict minerals benefited armed groups that are perpetrators of human rights abuses in the Covered Countries. In the next compliance period, the Company intends to implement the following steps to improve the information gathered from its due diligence process and to further mitigate the risk that its conflict minerals originate from the Covered Countries:

1.	Formulate and adopt a Company policy relating to the use of conflict minerals in products manufactured or contracted to be manufactured by the Company.

2.	Communicate goals and expectations as reflected in the Company policy to suppliers.

3.	Continue to maintain open communication with suppliers with regard to information about each suppliers’ supply chain.

4.	Increase the number of supplier responses which are based on the CFSI Conflict Minerals Reporting Template, and encourage suppliers to fully complete their reports.

By continuing to implement our internal supply chain due diligence processes, driving accountability within the supply chain by leveraging industry standards, and continuing our outreach efforts, the Company hopes to further develop transparency into its supply chain.